

July 25, 2011

<u>Via facsimile</u>
Brad M. Bingham
Interim Chief Executive Officer
Coconnect, Inc
1133 6th Avenue
San Diego, CA 92101

     Re: Coconnect, Inc.
               Item 4.02 Form 8-K Filed July 21, 2011
               File No. 000-26533

Dear Mr. Bingham:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Kathleen Collins

                                      Kathleen Collins
                                      Accounting Branch Chief